March 22, 2011

VIA EDGAR AS CORRESPONDENCE
U.S Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. Eric Atalla

Re:  Titan Energy Worldwide, Inc. (the “Company”)
        Form 10-K for year ended December 31, 2009
        File No. 0-26139

Dear Mr. Atallah:

We are responding on behalf of the Company to your comment letter dated March 2, 2011.  Attached herewith are the Company’s responses to each of your comments.

Please confirm that each of our responses adequately responds to your comment letter.

Thank you.

Sincerely,

/s/ Arthur S. Marcus Arthur S. Marcus

Titan Energy Worldwide
55820 Grand River. Suite 225
New Hudson, MI 48165

March 22, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Mr. Eric Atallah

Re:  Titan Energy Worldwide Inc. 10-K for year ended December 31, 2009

Dear Mr. Atallah:

By signing this letter, the Company hereby acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the fillings;
• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ James J. Fahrner Chief Financial Officer Titan Energy Worldwide, Inc